Exhibit 21.1	Subsidiaries of the Registrant

Subsidiaries of the Registrant

Company Name	Jurisdiction
First Federal Savings Bank of Iowa (Formerly known as First Federal Savings Bank of Fort Dodge)	Federal
First Federal Investment Services, Inc.	Iowa
First Iowa Mortgage, Inc.	Iowa
First Iowa Title Services, Inc.	Iowa
Northridge Apartments Limited Partnership I	Iowa
NC Properties, LLC	Iowa
Northridge Apartments Limited Partnership II	Iowa